UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company Agents’ Retirement Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

New England Life Insurance Company Agents’ Retirement Plan and Trust

We have audited the accompanying Statements of Net Assets Available for Benefits of New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective December 31, 2014, the Company froze the Plan to contributions and future participants.

The supplemental schedules of (1) Assets (Held at End of Year) as of December 31, 2014 and (2) Reportable Transactions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

June 25, 2015

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2014	2013
Assets:
Participant directed investments – at estimated fair value (see Note 3)	$190,695,196	$196,063,797
Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	(1,274,703)	3,089,389

Net assets available for benefits	$189,420,493	$199,153,186

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014
Additions to net assets attributed to:
Contributions:
Employer	$1,738,438
Participant	620,825
Rollover	138,843

Total contributions	2,498,106

Interest and dividend income	7,770,673
Net appreciation in estimated fair value of investments (see Note 4)	4,406,728
Investment management fees and operating expenses	27,888

Total additions	14,703,395

Deductions from net assets attributed to:
Benefit payments to Participants	24,436,088

Net increase (decrease) in net assets	(9,732,693)

Net assets available for benefits:
Beginning of year	199,153,186

End of year	$189,420,493

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements

1. Description of the Plan

The following description of New England Life Insurance Company Agents’ Retirement Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below under “Participation”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.

General Information

The Plan, a money purchase pension plan sponsored by New England Life Insurance Company (the “Company”), is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. The Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Recordkeeping services are performed for the Plan by a third party unaffiliated with the Company, the Plan’s “Recordkeeper.”

Investments as of December 31, 2014

Effective December 31, 2014, the Plan changed Participants’ investment options. The Plan retained only the NEF Stable Value Fund and the MetLife Company Stock Fund as investment options, and otherwise offered new options. The Plan also moved each Participant’s account balances to new investment options that were, in each case, similar to the investment options the Participant had chosen for the Participant’s account balances as of the close of business on that date.

The Plan eliminated the RGA Frozen Fund as an investment option effective January 1, 2015. As of that date, there were no Participant account balances invested in that fund. For further details on the RGA Frozen Fund, see below under “Investments prior to December 31, 2014”.

As of December 31, 2014, the Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are MetLife separate account funds:

Separate Account Funds	Separate Account(s)
Bond Index Fund	Separate Account #377
Balanced Index Fund	Separate Account #730
Large Cap Equity Index Fund	Separate Account #MI
Large Cap Growth Index Fund	Separate Account #611
Mid Cap Equity Index Fund	Separate Account #612
Small Cap Equity Index Fund	Separate Account #596
International Equity Fund	Separate Account #79

The Company remits contributions to the Plan and allocates them among the investment funds, including the separate account funds, in accordance with the elections of the Participants.

The Plan also offers Participants the option to invest in a fund holding primarily shares of common stock of MetLife, Inc., an affiliate of the Company. This fund, known as the MetLife Company Stock Fund, is held in trust. The MetLife Company Stock Fund is held in the Company’s Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”) as trustee.

The NEF Stable Value Fund is invested in the general account of MetLife.

The separate account funds, the NEF Stable Value Fund and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Brokerage account (“SDB”). The SDB functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the general public through mutual fund families. The SDB is held in trust by Great-West Trust Company, LLC as trustee.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

Investments prior to December 31, 2014

Prior to December 31, 2014, the Plan offered Participants investment options in three categories: Target Retirement Funds, Individual Core Investment Funds and the SDB. The fund choices within the Target Retirement Funds and Individual Core Investment Funds categories were:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Institutional Fund
Vanguard Target Retirement 2015 Fund	BlackRock Equity Dividend Institutional Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	Vanguard Mid Capitalization Index Institutional Fund
Vanguard Target Retirement 2035 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2040 Fund	Loomis Sayles Small Cap Growth Institutional Fund
Vanguard Target Retirement 2045 Fund Vanguard Target Retirement 2050 Fund	Vanguard Total International Stock Index Institutional Fund MetLife Company Stock Fund

The Target Retirement Funds and the Individual Core Investment Funds represented investments in publicly available mutual funds managed by a third-party investment management firm and an investment in the general account of MetLife (with the exception of the MetLife Company Stock Fund). To supplement the Target Retirement Funds and Individual Core Investment Funds, the Plan offered Participants the ability to transfer funds out of the Target Retirement Funds and Individual Core Investment Funds into the SDB.

The “RGA Frozen Fund” consisted primarily of shares of Reinsurance Group of America, Incorporated (“RGA”) common stock. RGA issued shares of its common stock to the Plan in an exchange offer for shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. Participants could neither direct contributions into the RGA Frozen Fund nor transfer balances from any other fund into that fund. Participants could make withdrawals or reallocate amounts from the RGA Frozen Fund to other available investment options under the Plan. The RGA Frozen Fund was held in the New England Master Trust (see Note 5) by BNY Mellon as trustee.

Plan Amendments – Frozen Plan

The Company froze the Plan as of December 31, 2014. Accordingly, no future employer or employee contributions have been or will be made to the Plan and no new individuals will participate in the Plan. As a result of the freezing of the Plan, Participant service with the Company, MetLife, or any other affiliated companies on or after January 1, 2015 will not count for any Plan purpose, except to determine whether a Participant has sufficient service to be eligible for early retirement benefits under the Plan. Participants who 1) were eligible to participate in the Plan as of December 31, 2014, or 2) transferred their business or employment relationship from the Company to MetLife during 2014 and were providing services to MetLife as of December 31, 2014, were fully vested in their Plan accounts as of December 31, 2014.

In addition, as of January 1, 2015, Participants may request distributions from the Plan thirty (30) days following the date of termination of the Participants’ employment or business relationship with MetLife and affiliated companies, rather than one year following the date of such termination.

Participation

Subject to the terms described under Frozen Plan above, full-time insurance agents of the Company and employee agents, each as defined in and with such exceptions as set forth in the Plan document, who executed an agent contract with the Company are “Participants” eligible to participate in the Plan. Participants’ eligibility began on the first day of the month after they executed that contract.

Participant Accounts

The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account was credited with contributions, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A Participant is entitled to the benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

Contributions

Contributions consisted of (i) Participant contributions and (ii) Company contributions, each as described below.

Through December 31, 2014, Participants could have elected to contribute to the Plan through payroll deductions up to 10% of compensation, in 1% increments, on an after-tax basis, subject to certain IRC and Plan-imposed limitations.

Through December 31, 2014, the Company contributed to the Plan an amount equal to 5% of eligible commissions (as defined in the Plan document) earned by Participants from the sale of certain insurance products.

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s (or, if the Participant has died, the Participant’s beneficiary’s) request in connection with his or her retirement after reaching age 55 with at least 10 years of service, total disability, or death. The Participant or beneficiary may elect to receive either a lump sum, installment payments, or annuity actuarially equivalent in value to the Participant’s account as of the relevant date of distribution.

For a Participant who elects an annuity, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts.

Upon termination of employment with the Company and MetLife affiliated companies other than in circumstances of retirement, total disability, or death, Participants may receive benefits in the form of a lump sum distribution 12 months following termination of employment.

Participants who reach age 62 are also allowed to withdraw up to 25% of their account balance while they remain actively employed by the Company and actively participating in the Plan.

Vesting

Participant contributions are vested, as they have been at all times. Company contributions become fully vested at a rate of 25% per year following years two through five of employment. However, a Participant becomes fully vested in employer contributions when the Participant retires, becomes disabled as defined in the Plan, or dies while still employed by the Company. A Participant who dies during a military leave of absence is fully vested in employer contributions at death as well.

Forfeited Company Contributions

Forfeited Company contributions are attributable to Participants who terminate employment with the Company before becoming fully vested in their Company contributions. As of December 31, 2014 and 2013, the balance in the forfeiture account totaled $0 and $454,561, respectively. These amounts have been used to reduce Company contributions. In 2014, Company contributions were reduced by $1,264,597 as a result of forfeitures.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including the insurance company general account, mutual funds, and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as in the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7), is reported at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.

Participant directed investments are measured at estimated fair value in the Plan’s financial statements. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recognized when due. The Plan is required to return Participant contributions received during the Plan year in excess of IRC limits applicable to such contributions.

Investment Management Fees and Operating Expenses

Except for a limited amount of fees related to Participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.

Payment of Benefits

Benefit payments to Participants are recognized when paid.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

Future Adoption of New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued new guidance on fair value measurement (Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)) effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and which should be applied retrospectively to all periods presented. Earlier application is permitted. The new amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan is currently evaluating the impact of this guidance on its financial statements.

3. Investments

The Plan’s investments as of December 31, 2014 were as follows:

	As of
	December 31, 2014
Separate Account Funds: ***
Bond Index Fund	$2,449,056
Balanced Index Fund	4,722,989
Large Cap Equity Index Fund	31,924,212	*
Large Cap Growth Index Fund	10,078,420	*
Mid Cap Equity Index Fund	10,300,234	*
Small Cap Equity Index Fund	9,174,933
International Equity Fund	6,433,645

Total Separate Account Funds	75,083,489

NEF Stable Value Fund **	110,344,896	*
SDB Account	3,960,460
Plan’s interest in the New England Master Trust (see Note 5)	1,306,351

Total Investments	$190,695,196

*	Represents 5% or more of the net assets available for benefits.
**	Includes Plan forfeitures.
***	New Funds effective December 31, 2014.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

The Plan’s investments as of December 31, 2013 were as follows:

	As of
	December 31, 2013
Target Retirement Funds:
Vanguard Target Retirement Income Fund	$187,960
Vanguard Target Retirement 2010 Fund	354,022
Vanguard Target Retirement 2015 Fund	507,130
Vanguard Target Retirement 2020 Fund	1,801,210
Vanguard Target Retirement 2025 Fund	1,586,944
Vanguard Target Retirement 2030 Fund	763,279
Vanguard Target Retirement 2035 Fund	1,000,287
Vanguard Target Retirement 2040 Fund	407,817
Vanguard Target Retirement 2045 Fund	429,262
Vanguard Target Retirement 2050 Fund	802,261

Total Target Retirement Funds	7,840,172

Individual Core Investment Funds (excluding MetLife Company Stock Fund):
NEF Stable Value Fund**	107,176,396	*
Vanguard Total Bond Market Index — Institutional Fund	2,676,165
Vanguard Institutional Index Fund	21,660,587	*
BlackRock Equity Dividend Institutional Fund	10,655,238	*
Vanguard Mid Capitalization Index Institutional Fund	10,925,021	*
Vanguard Small Cap Index Fund	2,764,823
Loomis Sayles Small Cap Growth Institutional Fund	8,475,270
Vanguard Total International Stock Index Institutional Fund	7,782,832
T.Rowe Price Blue Chip Growth Fund	10,213,666	*

Total Individual Core Investment Funds	182,329,998

SDB Account	4,447,538
Plan’s interest in the New England Master Trust (see Note 5)	1,446,089

Total Investments	$196,063,797

*	Represents 5% or more of the net assets available for benefits.
**	Includes Plan forfeitures.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2014
Mutual funds	$4,169,707
Plan’s interest in the New England Master Trust (see Note 5)	46,944
SDB Account	190,077

Net appreciation in estimated fair value of investments	$4,406,728

5. Interest in New England Master Trust

The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. The basis for allocating the Plan’s interest in the New England Master Trust for net assets is the proportionate share of the Plan’s holdings within the New England Master Trust. As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the New England Master Trust was 100% and approximately 38%, respectively.

The New England Master Trust’s investments were as follows:

	As of December 31,
	2014	2013
MetLife Company Stock Fund	$1,306,351	$3,817,342
RGA Frozen Fund	—	23,733

Total net assets available in the New England Master Trust	$1,306,351	$3,841,075

Plan’s interest in the New England Master Trust	$1,306,351	$1,446,089

For net appreciation purposes, the basis for allocating the Plan’s interest in the New England Master Trust is the proportionate share of the Plan’s holdings within the New England Master Trust. For the year ended December 31, 2014, the Plan’s interest in the net appreciation of the New England Master Trust was 40%. The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2014
MetLife Company Stock Fund	$116,888
RGA Frozen Fund	2,234

Net appreciation in estimated fair value of investments	$119,122

Plan’s share of net appreciation in estimated fair value of investments	$46,944

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

6. Fair Value Measurements

When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund and the NEF Stable Value Fund) are determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which Participant-directed contributions and transfers are effected. Accordingly, as of December 31, 2014, such unit values were classified within Level 2 of the fair value hierarchy.

For investment options prior to December 31, 2014, the estimated fair values of the Plan’s interests in the Target Retirement Funds and Individual Core Investment Funds (excluding the MetLife Company Stock Fund and the NEF Stable Value Fund) represent investments in publicly available mutual funds. As a result, these Plan interests are valued at quoted market prices, which represent the net asset values (“NAV”) of shares published by the respective fund managers on the applicable reporting date. Accordingly, as of December 31, 2013 such investments were classified within Level 1 of the fair value hierarchy.

The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds held within each Participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date. Accordingly, as of December 31, 2014, such unit values were classified within Level 1 of the fair value hierarchy.

The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates. Accordingly, as of December 31, 2014, such unit values were classified within Level 2 of the fair value hierarchy.

The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The underlying assets of the New England Master Trust as of December 31, 2014 and 2013 were principally comprised of the MetLife Company Stock Fund. The RGA Frozen Fund, which was held in the New England Master Trust, was eliminated as an investment option effective January 1, 2015. Each of these funds offered in the Plan are available exclusively to Participants and is described more fully in Note 1. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. common stock and RGA common stock, respectively, each of which is traded on the New York Stock Exchange.

For the year ended December 31, 2014, there were no significant transfers among levels. The estimated fair values and their corresponding fair value hierarchy are summarized as follows:

	Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in fixed income securities:
NEF Stable Value Fund	$110,344,896	$—	$110,344,896	$—
Investments in separate accounts - equity securities:
Bond Index Fund	2,449,056	—	2,449,056	—
Balanced Index Fund	4,722,989	—	4,722,989	—
Large Cap Equity Index Fund	31,924,212	—	31,924,212	—
Large Cap Growth Index Fund	10,078,420	—	10,078,420	—
Mid Cap Equity Index Fund	10,300,234	—	10,300,234	—
Small Cap Equity Index Fund	9,174,933	—	9,174,933	—
International Equity Fund	6,433,645	—	6,433,645	—
SDB Account - mutual Funds	3,960,460	3,960,460	—	—

Total investments	$189,388,845	$3,960,460	$185,428,385	$—

	Assets Held Inside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$1,306,351	$—	$1,306,351	$—

Total Investments in the New England Master Trust	$1,306,351	$—	$1,306,351	$—

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement Income Fund	$187,960	$187,960	$—	$—
Vanguard Target Retirement 2010 Fund	354,022	354,022	—	—
Vanguard Target Retirement 2015 Fund	507,130	507,130	—	—
Vanguard Target Retirement 2020 Fund	1,801,210	1,801,210	—	—
Vanguard Target Retirement 2025 Fund	1,586,944	1,586,944	—	—
Vanguard Target Retirement 2030 Fund	763,279	763,279	—	—
Vanguard Target Retirement 2035 Fund	1,000,287	1,000,287	—	—
Vanguard Target Retirement 2040 Fund	407,817	407,817	—	—
Vanguard Target Retirement 2045 Fund	429,262	429,262	—	—
Vanguard Target Retirement 2050 Fund	802,261	802,261	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index — Institutional Fund	2,676,165	2,676,165	—	—
Investments in mutual funds – equity securities:
BlackRock Equity Dividend Institutional Fund	10,655,238	10,655,238	—	—
Vanguard Institutional Index Fund	21,660,587	21,660,587	—	—
T. Rowe Price Blue Chip Growth Fund	10,213,666	10,213,666	—	—
Vanguard Mid Capitalization Index Institutional Fund	10,925,021	10,925,021	—	—
Vanguard Small Cap Index Fund	2,764,823	2,764,823	—	—
Loomis Sayles Small Cap Growth Institutional Fund	8,475,270	8,475,270	—	—
Vanguard Total International Stock Index Institutional Fund	7,782,832	7,782,832	—	—
NEF Stable Value Fund	107,176,396	—	107,176,396	—
SDB Account	4,447,538	4,447,538	—	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$194,617,708	$87,441,312	$107,176,396	$—

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

	Assets Held Inside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$3,817,342	$—	$3,817,342	$—
RGA Frozen Fund	23,733	—	23,733	—

Total Investments in the New England Master Trust	$3,841,075	$—	$3,841,075	$—

7. Fully Benefit-Responsive Investments with MetLife

The NEF Stable Value Fund is an investment in the general account of MetLife. That fund is considered a fully benefit-responsive investment under GAAP. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less Participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for Participants and average yield based on annualized earnings for the NEF Stable Value Fund were 4.95% and 4.70% for the years ended December 31, 2014 and 2013, respectively.

The Plan’s investment in the NEF Stable Value Fund had a contract value of $109,070,193 and $110,265,785 as of December 31, 2014 and 2013, respectively. The estimated fair market value of these investments was $110,344,896 and $107,176,396 as of December 31, 2014 and 2013, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions. For example, a partial plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan Administrator may do so at any time, the Company does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.

8. Related Party Transactions

Related party transactions between the Plan and MetLife qualify as party-in-interest transactions as that term is defined under ERISA. The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $110,344,896 and $107,176,396 as of December 31, 2014 and 2013, respectively. Total investment income from the NEF Stable Value Fund was $5,163,848 for the year ended December 31, 2014.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Concluded)

As of December 31, 2014 and 2013, the New England Master Trust held 24,138 and approximately 71,000 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund, respectively, with a cost basis of $837,792 and approximately $2,900,000, respectively, of which approximately 100% and 38% was allocable to the Plan for 2014 and 2013, respectively. During the year ended December 31, 2014, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of $90,455, of which approximately 40% was allocable to the Plan.

Certain employees of the Company’s affiliates perform services for the Plan. As permitted under the Plan document, certain affiliates of the Company charge the Plan for a portion of the direct expenses incurred by such affiliates for the employees who provide services for the Plan.

9. Termination of the Plan

The Company reserves the right to amend, modify or terminate the Plan at any time. In the event of a such termination, each Participant would be fully vested in Company contributions made to the Plan and would generally have a right to receive a distribution of his or her interest in accordance with the provisions of the Plan.

10. Federal Income Tax Status

The United States Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 29, 2014 that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2014.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the United States Department of Labor; however, there are currently no audits of the Plan in progress. The Plan Administrator believes the Plan is no longer subject to examinations for years prior to 2011.

11. Subsequent Events

Prior to January 1, 2015, the New England Master Trust which held certain investments of several Company-sponsored defined contribution plans, including the Plan. Effective January 1, 2015, the Company converted the trust into a single trust which holds only Plan assets. The assets of the Company’s other defined contribution plans that previously participated in the New England Master Trust were transferred to the trust holding the assets of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates as of December 31, 2014.

Effective January 1, 2015, the Plan’s SDB will be held in trust by BNY Mellon as trustee.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investments**:
		NEF Stable Value Fund (GAC 50646-001)	***	$110,344,896

		Total assets in fully benefit-responsive investments - Fixed Income Fund		110,344,896

*	Metropolitan Life Insurance Company	Separate Account Funds:
		Bond Index Fund (GAC 35238-007)	***	2,449,056
		Balanced Index Fund (GAC 35238-008)	***	4,722,989
		Large Cap Equity Index Fund (GAC 35238-002)	***	31,924,212
		Large Cap Growth Index Fund (GAC 35238-001)	***	10,078,420
		Mid Cap Equity Index Fund (GAC 35238-006)	***	10,300,234
		Small Cap Equity Index Fund (GAC 35238-005)	***	9,174,933
		International Equity Fund (GAC 35238-003)	***	6,433,645

		Total Separate Account Funds		75,083,489

*	New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund)	***	1,306,351
		SDB Account	***	3,960,460

		Participant-directed investments **		190,695,196

		Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund		(1,274,703)

		Net assets available for benefits		$189,420,493

*	The Company and MetLife are parties-in-interest that are permitted to engage in these transactions.
**	Value at estimated fair value.
***	Cost has been omitted with respect to Participant-directed investments.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Form 5500, Schedule H, Part IV, Line 4j, Schedule of Reportable Transactions

For the Year Ended December 31, 2014

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Metropolitan Life Insurance Company *	BlackRock Equity Dividend Institutional Fund	**	$10,541,372	**	**	$8,770,776	$10,541,372	$1,770,596
Metropolitan Life Insurance Company *	Vanguard Institutional Index Fund	$10,536,099	**	**	**	$10,536,099	$10,536,099	**
Metropolitan Life Insurance Company *	Vanguard Institutional Index Fund	**	$18,084	**	**	$13,753	$18,084	$4,331
Metropolitan Life Insurance Company *	Vanguard Mid Capitalization Index Institutional Fund	**	$10,295,058	**	**	$6,340,499	$10,295,058	$3,954,559
Metropolitan Life Insurance Company *	T. Rowe Price Blue Chip Growth Fund	**	$10,074,134	**	**	$6,646,800	$10,074,134	$3,427,334
Metropolitan Life Insurance Company *	Vanguard Institutional Index Fund	**	$29,419,193	**	**	$22,413,523	$29,419,193	$7,005,670
Metropolitan Life Insurance Company *	NEF Stable Value Fund	**	$109,005,828	**	**	$68,881,171	$109,005,828	$40,124,657

*	The Company and MetLife are parties-in-interest that are permitted to engage in these transactions.
**	Not applicable to transaction.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company
Agents’ Retirement Plan and Trust

By:	/s/ Mark J. Davis
Name:	Mark J. Davis
Title:	Plan Administrator

Date: June 25, 2015

Exhibit Index

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm